DANAOS CORPORATION

c/o Danaos Shipping Company Limited

Athens Branch

14 Akti Kondyli

185 45 Piraeus, Greece

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

March 14, 2019

VIA EDGAR TRANSMISSION

Attention:	J. Nolan McWilliams
Division of Corporation Finance

Ref.:	Danaos Corporation Registration Statement on Form F-3
Registration No. 333-230106

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Danaos Corporation hereby requests acceleration of the effective date of the Registration Statement on Form F-3 (Registration No. 333-230106) so that the Registration Statement is declared effective at 4:00 p.m. (Washington, DC time) on Monday, March 18, 2019, or as soon as practicable thereafter.

DANAOS CORPORATION

By:	/s/ Evangelos Chatzis
Name: Evangelos Chatzis
Title: Chief Financial Officer